Connexa Sports Technologies Inc.

2709 N. Rolling Road, Suite 138

Windsor Mill, MD 21244

February 14, 2025

Division of Corporate Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias and Jennifer Angelini

Re:	Connexa Sports Technologies Inc. Registration Statement on Form S-3 Filed on January 10, 2025 File No. 333-284188

Ladies and Gentlemen:

By letter dated January 28, 2025 (the “Comment Letter”), the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Connexa Sports Technologies Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Registration Statement on Form S-3. Set forth below are the Company’s responses to the Comment Letter. For your convenience, each of the Staff’s comments is reproduced below, followed by the Company’s response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company filed its Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) on February 14, 2025, which reflects revisions in response to the Comment Letter and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Registration Statement on Form S-3 filed January 10, 2025

Incorporation By Reference, page 2

1.	We note you have incorporated by reference unaudited interim financial statements for Yuanyu Enterprise Management (“YYEM”) for the six months ended July 31, 2024. Please update your filing to include complete unaudited interim financial statements for the quarter ended October 31, 2024. Refer to Rules 8-04 and 3-05 of Regulation S-X. Additionally, please include pro forma financial statements as required by Rules 8-05 and 11-01 of Regulation S-X, regarding the impacts of the merger, the separation and the inducement payment, or tell us why you believe no pro forma financial information is required.

Response: The company has filed the unaudited interim financial statements of YYEM for the quarter ended October 31, 2024 and the pro forma financial in a Form 8-K/A on February 6, 2025. We have incorporated the 8-K/A by reference into the Registration Statement.

The Company, page 4

2.	Please include compensation disclosure for YYEM, reflecting its fiscal year ended January 31, 2025.

Response: We have included the compensation disclosure for YYEM, reflecting its fiscal year ended January 31, 2025.

The Company’s Former Independent Registered Public Accounting Firm, page 6

3.	We note disclosure that identifies Olayinka Oyebola & Co. as your former auditor and discusses how the charges against such firm and penalties, if imposed, would impact you and any investment in your securities. Please expand to disclose that Olayinka Oyebola was also the auditor for YYEM and to assess the material related risks. Without limitation, your disclosure should explain how potential restatement of YYEM’s financial statements could impact you and investors in light of the YYEM transaction, including the consideration paid, and the legacy business divestiture. Please additionally revise your prospectus cover and summary section to highlight this matter and include a cross-reference to the specific risk factor.

Response: We have expanded our disclosure to discuss that Olayinka Oyebola was also the auditor for YYEM and the material related risks as requested. We have also revised the prospectus cover and summary section to highlight this matter and include a cross-reference to the specific risk factor.

General

4.	Please revise the cover page and summary section of your prospectus to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China.

Response: We have revised the cover page and summary section of the Registration Statement to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China.

5.	Please revise your exhibit index to include a statement of eligibility of trustee for the indenture. Refer to Item 601(b)(25) of Regulation S-K. If you wish to designate the trustee on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, additionally indicate that you will separately file the Form T-1 under the electronic form type “305B2” in the notes to the index, and include the undertaking contained in Item 512(j) of Regulation S-K. For further guidance, refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 206.01 and 220.01.

Response: We have revised the exhibit index to indicate that we will separately file the Form T-1 under the electronic form type “305B2” in the notes to the index, and include the undertaking contained in Item 512(j) of Regulation S-K.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Thomas Tarala
Thomas Tarala
Chief Executive Officer